

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Phillip Kirkland
Chief Executive Officer
PK Kirk Inc.
2324 L Street Suite 408
Sacramento, California 95816

> **Re: PK Kirk Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 2, 2021**
> **File No. 024-11436**

Dear Mr. Kirkland:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A Filed February 2, 2021

Description of Business, page 13

1. We note the statement on page F-11 that 2 customers account for 100% of your revenues as of December 31, 2020. Please revise the reference on page 4 to "some" of the largest companies to clarify, if true, that you have two customers. Please clarify the nature of your current and planned operations and customers, including by geography. Please also clarify the terms "turf vendors and two subcontractor agreements," disclose whether you provide products or services, and explain whether they are sold directly to "prominent companies" or through subcontractor agreements to regional or other entities.

Management Discussion and Analysis, page 15

2. Please revise to clarify the nature and current status of your operations involving "design, buildout, installation and, maintenance" of telecommunications equipment. In this regard, we note you do not appear to own facilities or equipment, which you plan to acquire

with the proceeds. Your revised disclosure should clarify the extent to which your planned operations with the use of proceeds are qualitatively different from your current operations.

3.   We note the reference on page 15 to approximately $57 thousand of loans from programs under the CARES Act. Please revise to summarize the uses as of the most recent practicable date, and disclose the approximate amounts remaining.

Security Ownership of Management and Certain Securityholders, page 17

4.   Please advise us of the number of holders of the 20.65% not held by Mr. Kirkland. We note that Item 6 of Part I indicates no unregistered sales.

Consent, page Ex-11

5.   Please provide a consent from your auditor pursuant to Item 17.11 of Part III to Form 1-A.

Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-7

6.   Please expand your disclosure to identify all revenue streams to date and how that revenue has been accounted for under ASC 606.

Note 9 - Subsequent Events, page F-11

7.   Please disclose the date through which subsequent events have been evaluated and whether or not any reportable subsequent events have occurred through the evaluation date.

Part III Exhibits, page Index

8.   Please refile exhibits 2.1-2.2 in proper format, currently they are not readable. Additionally, please file the CARES Act loans and your "two Master Service Agreements," as they appear to be material contracts.

9.   Please revise the legality opinion to identify and quantify the securities to be issued and provide a consent from counsel.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Howard Efron at 202-551-3439 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at 202-551-3536 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction